Exhibit 99.1

Yingli Green Energy Closes Follow-on Public Offering of 25 Million American Depositary Shares

BAODING, China, April 30, 2014 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”) today announced that its follow-on public offering of 25 million American Depositary Shares (“ADSs”), each representing one ordinary share of the Company, was closed on April 30, 2014.

The Company received aggregate net proceeds of approximately US$83.0 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. Yingli Green Energy intends to use the net proceeds from this offering for downstream expansion and other general corporate purposes. In particular, it intends to use approximately US$55 million to invest in the downstream solar projects together with Shanghai Sailing Capital Management Co., Ltd. The Company’s management will have significant discretion in the allocation of the net proceeds that the Company may receive from the offering. Depending on future events and other changes in the business climate, the Company may determine at a later time to use the net proceeds for different purposes.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

For further information about Yingli Green Energy, please contact:

Qing Miao
Vice President of Corporate Communications
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
E-mail: ir@yinglisolar.com